Mail Stop 3010

August 24, 2009

Mr. Gregory A. Wells
Executive Vice President and CFO
NTS Realty Capital, Inc.
10172 Linn Station Road
Louisville, KY 40223

       Re: NTS Realty Holdings Limited Partnership
              Item 4.01 Form 8-K
              Filed July 29, 2009, as amended August 21, 2009
              File No. 1-32389

Dear Mr. Wells:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Jonathan Wiggins
                Staff Accountant